UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PENNYMAC FINANCIAL SERVICES, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

70932B101
(CUSIP Number)

     Jennifer L. Stier
200 Clarendon Street, 59th Floor
Boston, Massachusetts 02116
617-850-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932B101	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HC Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

20,169,732 (1)
	6.	SHARED VOTING POWER

00,000
	7.	SOLE DISPOSITIVE POWER

20,169,732 (1)
	8.	SHARED DISPOSITIVE POWER

00,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,169,732 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions)

O

(1) Consists of Class A Units (“Unit”) of Private National Mortgage Acceptance Company, LLC. Each Unit is exchangeable, at the election of the holder, into one share of the Issuer’s Class A common stock, subject to customary conversion rate adjustments in the event of any stock split, unit split, unit distribution, stock dividend or distribution, reclassification, reorganization, recapitalization or similar transaction. HC Partners LLC also owns one share of Class B Common Stock of the Issuer which entitles HC Partners LLC to one vote for each Unit held but no economic rights.
(2) Represents the percentage of the Issuer’s Class A common stock assuming conversion of all 20,169,732 Units held by HC Partners LLC, thereby increasing the aggregate outstanding Class A common shares from 21,538,012 to 41,707,744. If all other holders of Units also converted such Units into the Issuer’s Class A common stock, the ownership by HC Partners LLC reported herein would represent approximately 27% of the Issuer’s Class A common stock.

CUSIP No. 70932B101	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer
PennyMac Financial Services, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
6101 Condor Drive, Moorpark, California 93021

Item 2.

(a)	Name of Person Filing
HC Partners LLC

(b)	Address of the Principal Office or, if none, residence
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, Massachusetts 02116

(c)	Citizenship
United States

(d)	Title of Class of Securities
Class A Common Stock, $0.0001 par value

(e)	CUSIP Number
70932B101

Item 3.	If this statement is filed pursuant to 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 70932B101	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 20,169,732 (1)

(b)	Percent of class: 48.34% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 20,169,732 (1)

(ii)	Shared power to vote or to direct the vote - 0 -.

(iii)	Sole power to dispose or to direct the disposition of 20,169,732 (1)

(iv)	Shared power to dispose or to direct the disposition of – 0 -.

(1) Consists of Class A Units (“Unit”) of Private National Mortgage Acceptance Company, LLC. Each Unit is exchangeable, at the election of the holder, into one share of the Issuer’s Class A common stock, subject to customary conversion rate adjustments in the event of any stock split, unit split, unit distribution, stock dividend or distribution, reclassification, reorganization, recapitalization or similar transaction. HC Partners LLC also owns one share of Class B Common Stock of the Issuer which entitles HC Partners LLC to one vote for each Unit held but no economic rights.

(2) Represents the percentage of the Issuer’s Class A common stock assuming conversion of all 20,169,732 Units held by HC Partners LLC, thereby increasing the aggregate outstanding Class A common shares from 21,538,012 to 41,707,744. If all other holders of Units also converted such Units into the Issuer’s Class A common stock, the ownership by HC Partners LLC reported herein would represent approximately 27% of the Issuer’s Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 70932B101	13G	Page 5 of 6 Pages

Item 10.	Certification.

Not applicable.

CUSIP No. 70932B101	13G	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date

HC Partners LLC

/s/ Jennifer L. Stier
Signature

Jennifer L. Stier, Authorized Signatory
Name/Title